UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

Herbjørn Hansson, Chairman
LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 to this report on Form 6-K is a copy of the press release of Nordic American Tankers Limited (the "Company"), dated May 8, 2017, announcing the Company's dividend and earnings report for the first quarter of 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: June 22, 2017	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

EXHIBIT 1

Nordic American Tankers' 1Q2017 Report (NYSE:NAT) – The Company is in a solid financial position with a strong cashflow.
Hamilton, Bermuda, May 8, 2017
The first quarter of 2017 was another good period for NAT in a volatile tanker market. NAT remains financially strong and is committed to servicing its customers and shareholders well. The average daily time charter equivalents ("TCE") earned for the first quarter were $22,700 per day per vessel as against the previous quarter of $21,600 per day per vessel. NAT took delivery of another new Suezmax tanker February 27, 2017, the Nordic Space. We now have 30 Suezmax vessels in operation.
NAT ordered, in October 2016, three Suezmax newbuildings at Samsung Shipyard for delivery in second half of 2018. 30% of the total purchase price was paid up front in cash. We expect to finance the remaining 70%, which is due upon delivery of the ships, from cash on hand and increased debt. None of these ships are pledged under the current credit facility. These three newbuildings will increase the fleet by 10% to 33 vessels, increasing dividend and earnings capacity.
On April 19, 2017, NAT declared a cash dividend of $0.20 per share for 1Q2017, payable to shareholders of record as of May 22, 2017. Payment of the dividend is expected to be on or about June 8, 2017. Our dividend policy will continue to enable us to achieve a competitive cash yield. Except for one quarter of the last nine quarters, the dividend payout ratio has been around 70%. Funds have been withheld to partly finance the vessel acquisitions over the period.
NAT has followed the same strategy for years and has well developed and very good financial control mechanisms in place.
A key part of our business model is our focus on efficiency and low costs. NAT has achieved a high Total Return1 (profitability) for our shareholders. The average annual Total Return since 1997 is about 10%.
Nordic American Offshore (NAO) completed a follow-on offering in March 2017. NAT participated in the offering with $10m. Following the investment NAT owns 22.6% of NAO. As a consequence of the reduced holdings in NAO, NAT recorded a dilution charge (non-cash) of $2.6m in 1Q2017. NAO is operating in a challenging offshore market. NAT is a long term shareholder to reap the benefits of an improved market.
NAT has a cash break-even rate at about $11,500 per day per ship, including financial charges and G&A costs. The operating expenses for our vessels are low; about $8,400 per vessel per day. The high quality of the NAT fleet is also evidenced by our vetting statistics, i.e. inspections of our ships by our customers. In such vetting processes safety for our crew, the environment and our assets are in focus.
In the tanker sector, the NAT stock has significant liquidity, allowing investors to buy and sell shares whenever they wish.
Some observations:
•	NAT has paid quarterly dividends 79 times of $48.31 in aggregate per share during the period since 1997.
_______________
1 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

•	Net Asset Value (NAV), or the steel value of a vessel, is irrelevant when valuing NAT as a going concern.
•	Together with our shareholders, our customers are the most important constituency in NAT.
•	Adjusted Net Operating Earnings[2] (cash surplus) have been as follows: $30.5m for 1Q2017, $28.2m for 4Q2016 and $55.9m for 1Q2016.
•	NAT has a credit facility of $500m, maturing in December 2020. NAT is in compliance with the provisions under the credit facility.
•	The net debt is currently $10.2m per vessel based on a 30 vessels fleet.
•	We always make sure that NAT is in compliance with IMO on Ballast Water Treatment Systems and low sulphur content in bunker oil.
For further accounting information, please see below.
Financial Information
On April 19, 2017, NAT declared a cash dividend of $0.20 per share. The dividend is expected to be paid on or about June 8, 2017 to shareholders of record as of May 22, 2017. The number of NAT shares outstanding at the time of this report is 101,969,666.
Earnings per share (EPS) in 1Q2017 were -$0.03. In 4Q2016 and 1Q2016 the EPS were -$0.38 and $0.33, respectively. EPS does not take account of financial risk. Included in the EPS for 1Q2017 is a non-cash dilution charge of -$0.02 per share related to NATs reduced holdings in NAO.
The Company's Adjusted Net Operating Earnings in 1Q2017 were $30.5m. In 4Q2016 and 1Q2016 Adjusted Net Operating Earnings were $28.2m and $55.9m, respectively.
NAT continues to maintain a strong balance sheet with low net debt and is focusing on keeping a low financial risk. At the end of 1Q2017, the Company had net debt of about $307m or about $10.2m per vessel based on a 30 vessels fleet.
For further information on our financial position for 1Q2017, 4Q2016 and 1Q2016, please see later in this release.
World Economy and the Tanker Market
The development of the world economy affects the tanker industry and the demand for oil. The current demand for oil is increasing and the growth is particularly strong in China and India. NAT is very active in the Far East and does business with the major oil companies in the area.
The Suezmax fleet of the world (excl. shuttle tankers) counts 466 vessels at the end of 1Q2017, following an increase of eight vessels in the 1st quarter of 2017.
During the years 2014 and 2015, a number of orders were placed with shipyards. In 2016 twelve new ships were ordered at the shipyards including three from NAT. This is the lowest number of new orders since the mid-1990s. The current orderbook of Suezmax tankers stands at 65 vessels from now to the end of 2018. This represents about 14% of the Suezmax fleet. Slippage and cancellations may take place, thereby reducing the orderbook. In 2016, it was a fleet growth of 6.0% with no scrapping of vessels.
______________________________
2 Adjusted Net Operating Earnings is an important dimension in the shipping industry, but it is a non-GAAP measure. Please see later in this announcement for a reconciliation of Adjusted Net Operating Earnings to Net Operating Earnings (Loss).

The graph to the below shows the average yearly spot rates since 2000 as reported by Clarksons Platou. The rates are an indication of the level of the market and its direction.

The supply of tanker tonnage is inelastic in the short term. When there are too many ships, rates tend to go down. When there is scarcity of ships, rates tend to go up.
Corporate Governance/Conflict of Interests
It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy going forward
Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one. In an improved market, higher earnings and dividends can be expected. The Company is in a position to reap the benefits of strong markets.
Our dividend policy will continue to enable us to achieve a competitive cash yield.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall endeavor to safeguard and further strengthen this position in a deliberate, predictable and transparent way.
Going forward we believe the recent acquisitions of vessels will increase the Total Return for NAT shareholders over time.
*****

NORDIC AMERICAN TANKERS LIMITED

		Three Months Ended		Twelve Months Ended
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016	Dec. 31, 2016
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)	(unaudited)[1]
Net Voyage Revenue	55,197	52,542	76,734	236,792 ***
Vessel Operating Expenses	(22,105)	(21,688)	(18,188)	(80,266)
General and Administrative Expenses	(3,218)*	(1,920)*	(3,368)*	(12,296)**
Depreciation Expenses	(24,770)	(24,568)	(21,626)	(90,889)
Operating Expenses	(50,092)	(48,176)	(43,183)	(183,451)
Net Operating Earnings (Loss)	5,104	4,366	33,552	53,341
Interest Income	106	124	28	215
Interest Expense	(3,537)	(3,273)	(2,536)	(11,170)
Other Financial Income (Expenses)	(159)	(149)	8	(200)
Equity Losses	(4,947)	(40,220)	(1,751)	(46,642)
Total Other Expenses	(8,538)	(43,518)	(4,252)	(57,797)
Net Gain (Loss)	(3,433)	(39,152)	29,300	(4,456)
Basic Earnings per Share	(0.03)	(0.38)	0.33	(0.05)
Basic Weighted Average Number of
Common Shares Outstanding	101,969,666	101,969,666	89,307,564	92,531,001
Common Shares Outstanding	101,969,666	101,969,666	89,319,666	101,969,666

*)
The G&A for the three months ended March 31, 2017, December 31, 2016 and March 31, 2016 include non-cash charges of $0.7m, ($0.7m) and $0.7m respectively which are charges related to share based compensation and pension cost.

**)	The G&A for the twelve months ended December 31, 2016 include non-cash charges of $2.3m which are charges related to share based compensation and pension cost.
***)	Net Voyage Revenue for the twelve months ended December 31, 2016 includes a $5.3m income related to settlement with Gulf Navigation

CONSOLIDATED CONDENSED BALANCE SHEET Amounts in USD '000	Mar. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)[1]
Cash and Cash Equivalents	45,644	82,170
Accounts Receivable, net	31,955	18,070
Prepaid Expenses	7,878	4,480
Inventory	22,346	20,886
Voyages in Progress	16,037	35,610
Other Current Assets	4,342	2,493
Total current assets	128,203	163,709
Vessels, Net	1,103,368	1,058,049
Deposit for vessels	50,130	82,130
Goodwill	18,979	18,979
Investment in Nordic American Offshore Ltd.	21,603	16,550
Other Non-current Assets	10,467	10,487
Total non-current assets	1,204,548	1,186,195
Total Assets	1,332,750	1,349,904
Accounts Payable	4,226	4,294
Accrued Voyage Expenses	9,255	9,583
Other Current Liabilities	13,841	7,648
Total Current liabilities	27,322	21,525
Long-term Debt	443,169	442,820
Deferred Compensation Liability	14,936	14,510
Total Non-current Liabilities	458,105	457,330
Shareholders' Equity	847,323	871,049
Total Liabilities and Shareholders' Equity	1,332,750	1,349,904
1 Annual 2016 financial information is derived from audited financial statements.
* Long-term Debt consist of outstanding amounts on our Credit Facility less unamortized deferred financing cost. Outstanding amounts on our Credit Facility were 447,000 as of March 31, 2017 and December 31, 2016.

NORDIC AMERICAN TANKERS LIMITED

	Three months ended	Twelve months ended
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW Amounts in USD '000	Mar. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)[1]
Net Cash Provided by (Used in) Operating Activities	27,313	127,786
Investment in Vessels	(33,393)	(188,407)
Investment in Nordic American Offshore Ltd	(10,000)	0
Other	0	(87)
Return of Investments	0	1,685
Net Cash Provided by (Used in) Investing Activities	(43,393)	(186,809)
Net Proceeds from Issuance of Common Stock	(47)	120,068
Proceeds from Use of Credit Facility	0	117,000
Credit Facility Costs	0	(130)
Cash Dividends Paid to Shareholders	(20,392)	(125,650)
Net Cash Provided by (Used in) Financing Activities	(20,440)	111,288
Net Increase (Decrease) in Cash and Cash Equivalents	(36,519)	52,266
Effect of exchange rate changes on Cash	(6)	15
Cash and Cash Equivalents at Beginning of Period	82,170	29,889
Cash and Cash Equivalents at End of Period	45,644	82,170

1 Annual 2016 financial information is derived from audited financial statements.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Twelve Months ended
Amounts in USD '000	Mar. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)	Mar. 31, 2016 (unaudited)	Dec. 31, 2016 (unaudited)
Voyage Revenue	94,537	90,425	106,752	357,451
Settlement	0	0	0	5,328
Voyage Expense	(39,340)	(37,883)	(30,018)	(125,987)
Net Voyage Revenue	55,197	52,542	76,734	236,792

	Three Months Ended			Twelve Months ended
	Mar. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)	Mar. 31, 2016 (unaudited)	Dec. 31, 2016 (unaudited)
Net Operating Income	5,104	4,366	33,552	53,341
Depreciation Expense	24,770	24,568	21,626	90,889
Share Based Compensation and Pension Cost	651	(700)	707	2,273
Adjusted Net Operating Earnings (2)	30,525	28,234	55,884	146,503

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Adjusted Net Operating Earnings represents income from vessel operations before depreciation, non-cash administrative charges and net financing costs. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company's financial performance. AdjustedNet Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The line item was previously referred to as "Operating Cash Flow"

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts: Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited Tel: +1 866 805 9504 or +47 90 14 62 91	Gary J. Wolfe Seward & Kissel LLP New York, USA Tel: +1 212 574 1223

Turid M. Sørensen, CFO & EVP Nordic American Tankers Limited Tel: +47 33 42 73 00 or +47 90 57 29 27	Web-site: www.nat.bm